SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

PL 7/5/02

For the month of July 2002

FRANCE TELECOM

(Translation of registrant's name into English)

6, place d'Alleray, 75505 Paris Cedex 15, France
(Address of principal executive offices)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F _X_ Form 40-F ___

(Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes _____ No _X_

(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-___)

Enclosure: A press release dated July 2, 2002 announcing France Telecom's decision to transfer its stake in MobiNil to Orange.

france telecom

France Telecom transfers its stake in MobiNil to Orange

Paris, 2 July, 2002 – France Telecom today announced that it has agreed to transfer its 71.25% stake in the Egyptian operation MobiNil Telecommunications S.A.E. (MobiNil) to Orange. The total price consideration for the transaction is 324 million euros.

MobiNil holds 51% of the share capital in Egyptian Company for Mobile Services S.A.E. (ECMS), Egypt's number one GSM operator with 2.10 million active subscribers at 31 March 2002.

France Telecom founded MobiNil with Orascom Telecom and Motorola Inc in May 1998. As the majority shareholder in MobiNil with a 46.1% stake, France Telecom led the consortium in the acquisition of 51% in ECMS in May 1998. France Telecom acquired an additional 25.15% stake in MobiNil from Motorola in December 2000, thereby increasing its holding to 71.25%. Upon completion of the aforementioned transaction, France Telecom expressed its intention to transfer its shareholding in MobiNil to the Orange group after completion of the IPO of Orange.

France Telecom Press Office:

Nilou Du Castel
Giles Spence

Tel: +33 (0) 1 44 44 93 93

Orange Media Centre:

Stuart Jackson

Tel: +44 207 984 2000

France Telecom
Corporate Communication
Information Department

6 Place d'Alleray
75505 Paris cedex 15
France

Phone : +33 1 44 44 93 93
Fax : +33 1 44 44 80 34

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Dated: July 4, 2002

By: ______________________

Name: Jean-Claude Grynberg
Title: Director, Investor Relations